Filed Pursuant to Rule 433 Registration Statement No. 333-264617

Hayward Holdings Announces Secondary Offering of 22,500,000 Shares of Common Stock by Selling Stockholders
and Repurchase of Common Stock

BERKELEY HEIGHTS, NJ, May 2, 2022 – Hayward Holdings, Inc. (NYSE: HAYW) (the “Company”), a global designer, manufacturer and marketer of a broad portfolio of pool equipment and associated automation systems, today announced that funds affiliated with CCMP Capital Advisors, LP and Alberta Investment Management Corporation (the “Selling Stockholders”), intend to offer for sale 22,500,000 shares of its common stock pursuant to an automatic shelf registration statement (the “Offering”) filed with the Securities and Exchange Commission (the “SEC”). The Selling Stockholders intend to grant the underwriters a 30-day option to purchase up to an aggregate of 3,375,000 additional shares of the Company’s common stock.  The Selling Stockholders will receive all of the net proceeds from this offering. No shares are being sold by the Company.

Subject to the completion of the Offering, the Company intends to repurchase from the underwriters 7,500,000 shares of the common stock being sold in the Offering at a price per share equal to the price per share paid by the underwriters to the Selling Stockholders in the Offering.  The Company intends to fund the share repurchase with cash on hand and borrowings under its revolving credit facility. The closing of the share repurchase is conditioned on, and expected to occur simultaneously with, the closing of the Offering. The Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed.

Goldman Sachs & Co. LLC, BofA Securities, and Wolfe | Nomura Alliance, will act as joint book-running managers for the Offering. “Wolfe | Nomura Alliance” is the marketing name used by Wolfe Research Securities and Nomura Securities International, Inc. in connection with certain equity capital markets activities conducted jointly by the firms. Both Nomura Securities International, Inc. and WR Securities, LLC are serving as underwriters in the offering described herein. In addition, WR Securities, LLC and certain of its affiliates may provide sales support services, investor feedback, investor education, and/or other independent equity research services in connection with this offering.

An automatic shelf registration statement (including a prospectus) relating to the Offering was filed with the SEC on May 2, 2022 and became effective upon filing. Before you invest, you should read the prospectus in that registration statement and the documents incorporated by reference in that registration statement as well as the prospectus supplement related to this Offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. When available, copies of the prospectus supplement and accompanying prospectus related to the Offering may also be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or email: prospectus-ny@ny.email.gs.com; BofA Securities, Attention: Prospectus Department, by email at dg.prospectus_requests@bofa.com; Nomura Securities International, Inc., Attention: Equity Syndicate Department, Worldwide Plaza, 309 West 49th Street, New York, New York 10019-7316, telephone: 212-667-9000; and WR Securities, LLC., Attention: Equity Syndicate Department, 757 Third Avenue, 6th Floor New York, NY 10017, telephone: (646) 845-0700.

The offering of these securities will be made only by means of a prospectus supplement and the accompanying prospectus. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. Any offer to buy the securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

About Hayward Holdings, Inc.

Hayward Holdings, Inc. (NYSE: HAYW) is a leading global designer and manufacturer of pool equipment and technology all key to the SmartPad™ conversion strategy designed to provide a superior outdoor living experience. Hayward offers a full line of innovative, energy-efficient and sustainable residential and commercial pool equipment, including a complete line of advanced pumps, filters, heaters, automatic pool cleaners, LED lighting, internet of things (IoT) enabled controls, alternate sanitizers and water features.

Forward-Looking Statements

This press release contains forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, including statements about the completion, timing and size of the proposed public offering and share repurchase. Each forward-looking statement is subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the public offering and share repurchase discussed above will be completed on the terms described or at all. Completion of the proposed public offering and share repurchase and the terms thereof are subject to numerous factors, many of which are beyond the control of Hayward, including, without limitation, market conditions, failure of customary closing conditions and the risk factors and other matters set forth in the prospectus included in the registration statement, in the form last filed with the SEC. These forward-looking statements speak only as of the date of this press release and Hayward undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, contact:

Investor Relations Contact:
Hayward Investor Relations
908-288-9706
investor.relations@hayward.com

Media Relations Contact:
Tanya McNabb
tmcnabb@hayward.com

Source: Hayward Holdings, Inc.

Hayward Holdings, Inc. has filed a Form S-3 automatic shelf registration statement (Registration No. 333-264617) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed or will file (such as the prospectus supplement) with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316; BofA Securities, Inc. Attention: Prospectus Department, 200 North College Street, 3rd Floor Charlotte, NC 28255, telephone: 1-800-294-1322; Nomura Securities International, Inc., Attention: Equity Syndicate Department, Worldwide Plaza, 309 West 49th Street, New York, New York 10019-7316, telephone: 212-667-9000; and WR Securities, LLC., Attention: Equity Syndicate Department, 757 Third Avenue, 6th Floor New York, NY 10017, telephone: (646)845-0700.